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                                                                    EXHIBIT 99.2

                      PEDIATRIC SERVICES OF AMERICA, INC.
              ANNOUNCES DELISTING FROM THE NASDAQ SMALLCAP MARKET

      Norcross, Georgia--May 15, 2000--Pediatric Services of America, Inc. (NASDAQ: PSAI) today announced that effective as of the opening of trading today the Company's stock will not be listed on The Nasdaq SmallCap Market but will trade on the OTC Bulletin Board. The stock symbol will remain the same. The Nasdaq Listing Qualifications Panel determined that the common stock failed to meet the minimum requirements for continued listing on The Nasdaq SmallCap Market, and the Company's appeal of the Panel's determination was denied. The Company may request that the Nasdaq Listing and Hearing Review Council review the Panel's decision, although a review would not suspend the Panel's decision.

     The OTC Bulletin Board is a regulated quotation service that displays real-time quotes and last-sale price and volume information in over-the-counter equity securities. Information about the OTC Bulletin Board is available on the Internet at http://www.otcbb.com.
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     Additionally, the Company will announce prior to the close of trading today the financial results for the quarter ended March 31, 2000.

     PSAI provides a board range of pediatric health care services and equipment through a network of 103 branch offices in 24 states.

     Except for any historical information contained herein, the matters discussed in this press release contain forward-looking statements that involve risks and uncertainties which are described in PSAI's SEC reports, including PSAI's Annual Report on Form 10-K for the year ended September 30, 1999 and Quarterly Report on Form 10-Q for the quarter ended December 31, 1999.

Contact:  Pediatric Services of America, Inc.
          Joseph D. Sansone or
          James M. McNeill
          (770) 441-1580